                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                  FORM 11-K

                                ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        ----------------------------------------------------------------


                  For the fiscal year ended December 31, 1998


                          Commission File No.  0-14139


  A:  Full title of the Plan:

        VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     VWR SCIENTIFIC PRODUCTS CORPORATION
                         Goshen Corporate Park West
                             1310 Goshen Parkway
                           West Chester, PA  19380

                             REQUIRED INFORMATION
                             --------------------

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

Financial Statements, Supplemental Schedules, and Exhibit

December 31, 1998



Financial Statements and Supplemental Schedules                         PAGE


Report of Independent Auditors.......................................      4
Statements of Net Assets Available for Benefits......................      5
Statements of Changes in Net Assets Available for Benefits  .........      6
Notes to Financial Statements........................................      7
Supplemental Schedules
  Line 27a--Schedule of Assets Held For Investment Purposes..........     14
  Line 27d--Schedule of Reportable Transactions......................     16

Exhibit

Consent of Independent Auditors......................................     17

                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VWR SCIENTIFIC PRODUCTS CORPORATION


                                   ---------------------------------
                                   (Registrant)

Date: June 24, 1999                BY (SIGNATURE)
                                   David M. Bronson
                                   Senior Vice President and
                                   Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT AUDITORS

VWR Scientific Products Pension Plan Committee
VWR Scientific Products Corporation Inve$tor Tax Savings Plan


We have audited the accompanying statements of net assets available for benefits of the VWR Scientific Products Corporation Inve$tor Tax Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Philadelphia, Pennsylvania
June 24, 1999


                                                 BY (SIGNATURE)
                                                 ERNST & YOUNG LLP

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                 December 31,
                                               1998          1997
                                               ----          ----
ASSETS

  Investments, at fair value               $48,413,626    $45,273,155

                                           -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS          $48,413,626    $45,273,155
                                           ===========    ===========



See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                               Year Ended December 31,
                                                1998            1997
                                                ----            ----
Additions:
  Investment income:
    Interest                                  $275,251        $245,995
    Net (depreciation)appreciation in fair
      value of investments                  (1,585,608)     11,712,014
                                             ---------      ----------
                                            (1,310,357)     11,958,009
  Contributions:
    Participants                             4,995,692       4,051,340
    Employer                                   986,232         831,781
                                             ---------      ----------
Total additions                              4,671,567      16,841,130

Deductions:
  Benefits paid to participants              1,518,852       2,638,249
  Administrative expenses                       12,244          11,769
                                             ---------       ---------
Total deductions                             1,531,096       2,650,018
                                             ---------       ---------

   INCREASE IN NET ASSETS                    3,140,471      14,191,112

Net assets available for benefits at
  beginning of year                         45,273,155      31,082,043
                                            ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                           $48,413,626     $45,273,155
                                            ==========      ==========

See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 1998 and 1997

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments are stated at fair value. VWR Scientific Products Corporation (VWR) common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the VWR Scientific Products Corporation Inve$tor Tax Savings Plan (the
Plan) year. The fair value of the participation units owned by the Plan in collective investment funds is based on quoted redemption values on the last business day of the Plan year. The participant notes receivable are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses: Substantially all administrative expenses and trustee fees were paid by the Plan's sponsor, VWR.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution savings plan for all non-union personnel. Union employees are also eligible, provided the union also participates in VWR's health insurance and pension plans. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA).

Participants may contribute up to 12% of their pretax annual compensation to the Plan. VWR contributes an amount equal to 50% (after deducting VWR's health care contribution) of each participant's contribution up to 3% of each participant's compensation. Participants may elect to allocate a portion of their contribution to a health care fund, to meet future medical expenses. VWR will match 100% of any amounts that participants allocate to the health care fund, limited to 20% of the first 3% of each participant's compensation. Depending on VWR's profitability in any year, VWR may make an additional employer contribution on behalf of each participant who is employed on March 31 of the following year. The additional employer contribution shall equal a specified percentage, determined by VWR each year, of the participant's contribution for the previous Plan year.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer contributions are invested solely in the VWR Scientific Products Corporation Stock Fund. Participants over age 55 may elect to have employer contributions transferred from the VWR Scientific Products Corporation Stock Fund to an alternative fund.

Participant contributions vest immediately while VWR's contributions vest at a rate of 20% per year of service. Should the Plan terminate at some future time, all assets of the Plan will be available to participants, and the rights of all participants shall become 100% vested at that time.

Participants who are employees are eligible to borrow from their account as limited by Section 72(p)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Interest is accrued at the prime lending rate on the date of loan disbursement plus 1% (ranging from 7% to 10% at December 31, 1998).

Refer to the Plan agreement for a more complete description of the Plan's provisions.


NOTE C -- INVESTMENTS

The Plan purchased 204,131 shares of VWR Common Stock for $4,927,644 during 1998 and 143,896 shares for $2,608,898 during 1997. The Plan purchased securities from Barclay's Global Investors, a party-in-interest, for $8,706,995 during 1998 and $8,194,491 during 1997.

During 1998 and 1997, the Plan's investments, including investments bought and sold as well as held during the year, (depreciated) appreciated in fair value as follows:

                                            Net
                                 Appreciation (Depreciation)     Fair Value
                                        in Fair Value              at End
                                        During Year               of Year
                                        -------------            ----------
Year ended December 31, 1998
VWR Scientific Products Corporation
   Stock Fund                            $(7,376,908)          $13,493,066
Daily Money Market Fund                           --             2,829,918
Asset Allocation Fund                      2,334,527            11,524,466
Bond Index Fund                               97,371             1,267,274
S&P 500 Stock Fund                         3,204,614            15,105,125
U.S. Treasury Allocation Fund                154,788             2,751,350
Sweep Account                                     --                61,049
Loan Fund                                         --             1,381,378
                                          ----------            ----------
                                         $(1,585,608)          $48,413,626
                                         ===========           ===========

Year ended December 31, 1997
VWR Scientific Products Corporation
    Stock Fund                           $ 7,532,322           $18,603,686
Daily Money Market Fund                           --             2,587,339
Asset Allocation Fund                      1,567,787             8,532,632
Bond Index Fund                               88,959             1,003,617
S&P 500 Stock Fund                         2,345,471            10,627,415
U.S. Treasury Allocation Fund                177,475             2,502,826
Sweep Account                                     --                37,075
Loan Fund                                         --             1,378,565
                                          ----------            ----------
                                         $11,712,014           $45,273,155
                                         ===========           ===========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     December 31,
                                              1998                   1997
                                              ----                   ----
VWR Scientific Products Corporation
    -- Common Stock                      $13,282,666           $18,328,459
Daily Money Market Fund                    3,101,367             2,899,641
Asset Allocation Fund                     11,524,466             8,532,632
S&P 500 Stock Fund                        15,105,125            10,627,415
U.S. Treasury Allocation Fund              2,751,350             2,502,826

NOTE D -- PAYMENTS TO PARTICIPANTS

Participants are entitled to their vested benefits upon termination from the plan. Unvested employer contributions are forfeited upon termination and can be used to offset employer contributions. However, if participants re-enter the Plan within a five-year period, the unvested amount is added back to their respective accounts upon repayment of amounts previously distributed to participants.

NOTE E -- INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 14, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

NOTE F -- YEAR 2000 (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, or the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because it is confident that all systems will be year 2000 ready.

NOTE G -- SUBSEQUENT EVENT

VWR announced on June 8, 1999 that it has entered into an agreement to merge with a subsidiary of Merck KGaA. Merck KGaA and its affiliates currently own approximately 49.9% of the Company's common shares. The merger is contingent upon a tender offer by affiliates of Merck KGaA at $37.00 per share for VWR common shares and regulatory approvals. The merger would result in all VWR common shares not owned by Merck KGaA and its affiliates being converted into the right to receive $37.00 in cash per VWR common share. The effect of the merger with Merck KGaA on the Plan and its administration cannot presently be determined

NOTE H--NET ASSETS AVAILABLE FOR BENEFITS BY FUND

December 31, 1998
                      VWR Scientific
                          Products      Daily        Asset      Bond                  U.S. Treasury
                        Corporation     Money     Allocation    Index       S&P 500    Allocation    Sweep
                         Stock Fund  Market Fund     Fund       Fund      Stock Fund     Fund        Account  Loan Fund    Total
                         -----------  ----------  ----------  ---------- ------------  ----------   -------   ---------   ---------
ASSETS
 Investments, at fair
    value              $13,493,066  $2,829,918  $11,524,466  $1,267,274  $15,105,125  $2,751,350  $61,049   $1,381,378  $48,413,626
                       -----------  ----------  -----------  ----------  -----------  ----------  --------  ----------  -----------
NET ASSETS AVAILABLE
 FOR BENEFITS          $13,493,066  $2,829,918  $11,524,466  $1,267,274  $15,105,125  $2,751,350  $61,049   $1,381,378  $48,413,626
                       ===========  ==========  ===========  ==========  ===========  ==========  ========  ==========  ===========



 December 31, 1997
                      VWR Scientific
                          Products      Daily        Asset      Bond                  U.S. Treasury
                        Corporation     Money     Allocation    Index      S&P 500      Allocation    Sweep
                         Stock Fund  Market Fund     Fund       Fund     Stock Fund       Fund        Account  Loan Fund    Total
                       ------------  -----------  ----------  ---------- ----------    ----------     ------   ---------   --------
ASSETS
  Investments, at fair
     value               $18,603,686  $2,587,339  $8,532,632  $1,003,617 $10,627,415   $2,502,826  $37,075  $1,378,565  $45,273,155

                         -----------  ----------  ----------  ----------  ----------   ----------  -------   ----------  ----------
NET ASSETS AVAILABLE
FOR BENEFITS             $18,603,686  $2,587,339  $8,532,632  $1,003,617 $10,627,415   $2,502,826  $37,075  $1,378,565  $45,273,155
                         ===========  ==========  ==========  ==========  ==========   ==========  =======   ==========  ==========







 NOTE I - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

Year Ended December 31, 1998
                     VWR Scientific  Daily
                       Corporation   Money        Asset        Bond                 U.S. Treasury
                          Stock      Market      Allocation    Index      S&P 500    Allocation    Sweep     Loan
                          Fund       Fund         Fund         Fund         Fund      Fund        Account    Fund         Total
                        --------    ---------    ----------   -------    ----------  ------------ --------  --------    ---------

Additions:
Investment income:
  Interest              $            $ 136,294    $            $          $           $            $2,976   $135,981    $  275,251
  Net appreciation
    in fair value
    of investments     (7,376,908)                 2,334,527      97,371   3,204,614    154,788                         (1,585,608)
                        ---------     --------    ----------   ---------  ----------- ----------    -----    -------     ----------
                       (7,376,908)     136,294     2,334,527      97,371   3,204,614    154,788     2,976    135,981    (1,310,357)

Contributions:
  Participants            908,330      351,081     1,164,490    200,955    2,080,159    290,691       (14)               4,995,692
  Employer                986,700                                                                    (468)                 986,232
                        ---------      -------     ---------    -------    ---------    -------     -----    -------     ----------
Total additions        (5,481,878)     487,375     3,499,017    298,326    5,284,773    445,479     2,494    135,981     4,671,567

Deductions:
Benefits paid to
  participants            467,094      386,647      188,974      18,254      340,904     45,876       720     70,383     1,518,852
Administrative expenses     2,439        1,552        3,237         446        3,419      1,133        18                   12,244
                          -------      -------      -------     -------      -------    -------    ------    -------     ---------
Total deductions          469,533      388,199      192,211      18,700      344,323     47,009       738     70,383     1,531,096

Transfers to (from) other
  funds                   840,791      143,403     (314,972)    (15,969)    (462,740)  (149,946)   22,218    (62,785)
    ---------      -------    ---------     -------   ----------   --------    ------   --------     ---------
                          840,791      143,403     (314,972)    (15,969)    (462,740)  (149,946)   22,218    (62,785)
                        ---------      -------    ---------     -------   ----------   --------    ------   --------     ---------
INCREASE(DECREASE) in
     NET ASSETS        (5,110,620)     242,579    2,991,834     263,657    4,477,710    248,524    23,974      2,813     3,140,471
Net assets available for
  benefits at beginning
  of year              18,603,686    2,587,339    8,532,632   1,003,617   10,627,415  2,502,826    37,075  1,378,565    45,273,155
                       ----------    ---------    ---------   ---------   ----------  ---------   -------  ---------    ----------
Net assets available for
  benefits at end
  of year            $ 13,493,066  $ 2,829,918  $11,524,466 $ 1,267,274 $ 15,105,125 $2,751,350  $ 61,049 $1,381,378  $ 48,413,626
                      ===========   ==========   ==========  ==========  =========== ==========   ======= ==========   ===========




 NOTE I - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

Year Ended December 31, 1997
                       VWR Scientific  Daily
                         Corporation   Money        Asset        Bond                 U.S. Treasury
                            Stock      Market      Allocation    Index      S&P 500    Allocation    Sweep     Loan
                            Fund       Fund         Fund         Fund         Fund      Fund        Account    Fund         Total
                          --------    ---------    ----------   -------    ----------  ------------ --------  --------    ---------

Additions:
Investment income:
  Interest               $            $ 121,259     $         $          $           $              $2,814   $121,922    $  245,995
  Net appreciation
    in fair value
    of investments       7,532,322                 1,567,787      88,959    2,345,471    177,475                         11,712,014
                         ---------     --------    ---------   ---------  ----------- ----------     -----    -------    ----------
                         7,532,322      121,259    1,567,787      88,959    2,345,471    177,475     2,814    121,922    11,958,009

Contributions:
  Participants             635,549      367,816      990,761     155,619    1,626,312    275,283                          4,051,340
  Employer                 831,781                                                                                          831,781
                         ---------      -------    ---------     -------    ---------    -------     -----    -------    ----------
Total additions          8,999,652      489,075    2,558,548     244,578    3,971,783    452,758     2,814    121,922    16,841,130

Deductions:
Benefits paid to
  participants             671,703      284,517      511,106     150,089      738,685    174,639    (7,269)   114,779     2,638,249
Administrative expenses      1,502        1,097        1,925         288        1,920        902     4,135                   11,769
                           -------      -------      -------     -------      -------    -------    ------    -------     ---------
Total deductions           673,205      285,614      513,031     150,377      740,605    175,541    (3,134)   114,779     2,650,018

Transfers to (from) other
  funds                   (361,310)      65,869     (353,639)    (73,084)     895,282   (319,004)   31,127    114,759
                         ---------      -------    ---------     -------   ----------   --------    ------   --------    ----------
                          (361,310)      65,869     (353,639)    (73,084)     895,282   (319,004)   31,127    114,759
                         ---------      -------    ---------     -------   ----------   --------   -------   --------    ----------
INCREASE(DECREASE) in
     NET ASSETS          7,965,137      269,330    1,691,878      21,117    4,126,460    (41,787)   37,075    121,902    14,191,112
Net assets available for
  benefits at beginning
  of year               10,638,549    2,318,009    6,840,754     982,500    6,500,955  2,544,613            1,256,663    31,082,043
                        ----------    ---------    ---------     -------    ---------  ---------   -------  ---------    ----------
Net assets available for
  benefits at end
  of year              $18,603,686   $2,587,339   $8,532,632  $1,003,617  $10,627,415 $2,502,826   $37,075 $1,378,565   $45,273,155
                       ===========   ==========   ==========  ==========  =========== ==========   ======= ==========   ===========

LINE 27a-SCHEDULE OF ASSETS HELD FOR PURPOSES

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN
December 31, 1998
                    VWR Scientific Products        Daily Money              Asset              Bond              S&P 500
                     Corporation Stock Fund        Market Fund         Allocation Fund      Index Fund          Stock Fund
                     ----------------------        -----------         ---------------      ----------          ----------
Identity of Issue,
 Borrower, Lessor                  Current                Current               Current          Current               Current
 or Similar Party      Cost         Value       Cost       Value     Cost        Value    Cost    Value        Cost     Value
-------------------    ----        -------      ----       -------   ----        ----     ----    ------       -----    -------
*VWR Scientific
  Products Common Stock
  764,470 shares   $11,957,271 $13,282,666

*Barclays Global Investors
  Daily Money Market Fund
  2,829,917 units     $210,400    $210,400 $2,829,918  $2,829,918

*Barclays Global Investors
  Asset Allocation Fund
  347,332 units                                                 $6,501,719 $11,524,466

*Barclays Global Investors
  Bond Index Fund
  72,209 units                                                                        $ 1,050,615 $1,267,274

*Barclays Global Investors
  S&P 500 Stock Fund
  320,092 units                                                                                              $9,067,043 $15,105,125

*Barclays Global Investors
  U.S. Treasury
  Allocation Fund
  146,504 units

*Participant notes receivable
  bearing interest
  ranging from 7%
  to 10%


                  ----------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ---------- -----------
                  $12,167,671 $13,493,066 $2,829,918 $2,829,918 $6,501,719 $11,524,466 $1,050,615 $1,267,274 $9,067,043 $15,105,125
                  =========== =========== ========== ========== ========== =========== ========== ========== ========== ===========

*  Indicates party-in-interest to the Plan.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

December 31, 1998
                            U.S. Treasury            Sweep
                           Allocation Fund          Account            Loan Fund                   Total
Identity of Issue,         ---------------         ----------          ---------                   -----
 Borrower, Lessor or
 Similar Party                       Current               Current           Current                       Current
-------------------      Cost        Value       Cost      Value     Cost    Value            Cost          Value
                         ----        -------     ----      -------   ----    -------          ----         -------

*VWR Scientific
  Products Common Stock
  764,470 shares                                                                            $11,957,271   $ 13,282,666

*Barclays Global Investors
  Daily Money Market Fund
  2,829,917 units                                $61,049   $61,049                            3,101,367      3,101,367

*Barclays Global Investors
  Asset Allocation Fund
  347,332 units                                                                               6,501,719     11,524,466

*Barclays Global Investors
  Bond Index Fund
  72,209 units                                                                                1,050,615      1,267,274

*Barclays Global Investors
  S&P 500 Stock Fund
  320,092 units                                                                               9,067,043     15,105,125

*Barclays Global Investors
  U.S. Treasury
  Allocation Fund
  146,504 units         $2,220,319  $2,751,350                                                2,220,319      2,751,350

*Participant notes receivable
  bearing interest
  ranging from 7%
  to 10%                                                           $       --  $1,381,378            --      1,381,378


                        ----------  ----------  --------  -------- ----------  ----------   -----------    -----------
                        $2,220,319  $2,751,350  $ 61,049  $ 61,049 $       --  $1,381,378   $33,898,334    $48,413,626
                        ==========  ==========  ========  ======== ==========  ==========   ===========    ===========

  * Indicates party-in-interest to the Plan.

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

  VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN
  Year Ended December 31, 1998

Identity of Party                                                 Current Value
Involved/Description        Purchase     Selling      Cost of     of Asset on
of Asset                    Price        Price        Asset       Transaction Date   Net Gain
--------------------        ---------    ---------    --------    ----------------   --------


Category (iii) -- A series of transactions in excess of 5% of Plan Assets
-------------------------------------------------------------------------
VWR Scientific
 Products Corporation     $4,927,644    $           $4,927,644     $4,927,644       $
 Common Stock                            2,630,968   1,261,332      2,630,968        1,369,636

Barclays Global Investors
 Daily Money Market Fund   2,494,256                 2,494,256      2,494,256
                                         2,251,678   2,251,678      2,251,678

Barclays Global Investors
 Asset Allocation Fund     1,736,679                 1,736,679      1,736,679
                                         1,079,373     645,151      1,079,373          434,222

Barclays Global Investors
 S&P 500 Stock Fund        3,417,168                 3,417,168      3,417,168
                                         2,144,071   1,380,914      2,144,071          763,157

VWR Scientific
 Products Corporation      6,984,730                 6,984,730      6,984,730
 Money Market Fund                       6,689,179   6,689,179      6,689,179


There were no category (i), (ii), or (iv) reportable transactions during 1998.
Note: "Lease Rental" and "Expenses Incurred with Transactions" are not applicable.
-------------------------------------------------------------------------------